Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year ended December 31,
	2006	2005	2004	2003	2002	2001	2000
		(dollars in thousands)
Income before taxes, minority interests and equity in undistributed earnings of unconsolidated subsidiaries	$27,127	$31,204	$27,758	$20,275	$17,531	$14,697	$13,272
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense(1), junior subordinated debentures expense and amortization of debt issuance costs	18,587	15,568	9,314	5,463	5,955	7,517	6,014
Total earnings (as defined), excluding interest on deposits	45,714	46,772	37,072	25,738	23,486	22,214	19,286
Interest on deposits	23,640	18,474	9,582	10,132	13,459	19,706	19,119
Total earnings (as defined)	$69,354	$65,246	$46,654	$35,870	$36,945	$41,920	$38,405
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	2.46	3.00	3.98	4.71	3.94	2.96	3.21
Including interest on deposits	1.64	1.92	2.47	2.30	1.90	1.54	1.53

(1)             Represents an appropriate interest factor